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                                                       Filed by NetSilicon, Inc.
               pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                               Subject Company: NetSilicon, Inc.
                                                    Commission File No.: 0-26761

DIGI AND NETSILICON MERGER

WHAT HAS HAPPENED?

On October 30, 2001 Digi International and NetSilicon, Inc. announced that they have entered into definitive merger agreement, which will create a combined $160+ million company, with the broadest offering of device connectivity solutions available anywhere.

WHO IS DIGI INTERNATIONAL?

Digi International, based in Minneapolis, is the leader in Connectware(TM), wired and wireless, hardware and software connectivity. Connectware is a portfolio of products, and chips that network-enable devices. Digi markets its products through a global network of distributors and resellers, systems integrators and original equipment manufacturers (OEMs).

WHY DID THE MERGER COME ABOUT?

Digi recognized that NetSilicon has established a strategic early-to-market position in the embedded networking industry, which complements Digi's success selling its range of connectivity solutions. Digi brings NetSilicon a strong distribution channel: a broad portfolio of products that our customers will buy; strong market focus, customer knowledge and access; and state of the art host software and resources.

For NetSilicon, teaming with Digi will allow us to invest in new technologies, expand sales and technical coverage, and deliver better and more innovative products and support to our customers. NetSilicon will continue to develop and market its family of device networking platforms separately from Digi.

NetSilicon brings the missing pieces to Digi's existing product line: silicon and real embedded software, as ultimately most of OEMs of electronic products will embed silicon and software directly into their devices to deliver the advanced device intelligence and connectivity that their markets will demand.

Within the last two years NetSilicon has realized that there is much more revenue and market opportunities to capture if only we could get more momentum in engineering, sales and marketing. Digi provides NetSilicon great resources to make our company stronger than ever.
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WHEN WILL THIS OCCUR?

Since both companies are public, there will be a 60- to 90-day period before the transaction closes. During this period, the SEC will review the transaction and the companies will hold stockholder meetings to vote on the merger.

WHAT WILL THE RESULTING COMPANY LOOK LIKE?

NetSilicon will operate as a separate legal entity but will be included in Digi International's consolidated statements of operations.

Pete Peterson, NetSilicon's Chairman and CEO, will join Digi International's Board of Directors, while being tasked to lead Digi's and NetSilicon's business development.

Bruce Berger, Vice President Digi's European operations, will assume the responsibility for NetSilicon operations. Bill Peisel, currently
NetSilicon's Chief Technology Officer, will become CTO of Digi. Digi will retain NetSilicon's office in Waltham, Massachusetts.

We believe we can be both a market and technology leader in a way that neither company could do on its own.

WHAT WILL THE IMPACT BE ON CUSTOMERS?

NetSilicon customers will receive the highest quality products, sales and customer support. The only noticeable impact on our customers is that NetSilicon will have more resources to serve them, and more innovative product offerings.

ADDITIONAL RESOURCES

Merger Press Release:
http://www.netsilicon.com/CorpWeb/modules/search_news.asp?NewsID=168

Digi International Acquisition of NetSilicon Conference Call:
http://www.corporate-ir.net/ireye/ir_site.zhtml?ticker=NSIL&script=2400

MORE INFORMATION AND WHERE TO FIND IT

Digi plans to file a Registration Statement on Form S-4 in connection with the transaction, and NetSilicon expects to mail a Proxy Statement/Prospectus to shareholders of NetSilicon and Digi containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Digi,
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NetSilicon, the transaction, the persons soliciting proxies relating to the transaction, their interests in the transaction, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from NetSilicon by directing a request through the Investors Relations portion of NetSilicon's website at http://www.netsilicon.com or by mail to NetSilicon, Inc., 411 Waverley Oaks Road, Bldg. 227, Waltham, MA 02452 attention: Investor Relations, telephone:
1-800-243-2333 (for calls originating inside U.S.) or 1-781-647-1234 (for calls originating outside the U.S.) or Digi by directing a request through the Investors Relations portion of Digi's website at www.digi.com or by mail to Investor Relations, Digi International Inc., 11001 Bren Road East, Minnetonka, MN 55343 attention: Investor Relations, telephone: 1-952-912-3444.

In addition to the Registration Statement and the Proxy Statement/Prospectus, NetSilicon and Digi file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by NetSilicon or Digi at the SEC public reference rooms at 450 Fifth Street, NW, Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. NetSilicon and Digi's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.